Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Dated December 9, 2025
Registration No. 333-272862

WSFS Financial Corporation

$200,000,000

5.375% Fixed-to-Floating Rate Senior Unsecured Notes due 2035 (the “Notes”)

Pricing Term Sheet

Issuer:	WSFS Financial Corporation (“WSFS”)

Securities Offered:	5.375% Fixed-to-Floating Rate Senior Unsecured Notes due 2035

Principal Amount Offered:	$200,000,000

Expected Security Rating:

Moody’s: Baa2 (Stable)

Morningstar DBRS: A (low) (Stable)

Kroll: A- (Stable)

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	December 9, 2025

Settlement Date:	December 11, 2025 (T + 2)

Maturity Date:	December 15, 2035, unless previously redeemed

Reference Benchmark:	US5T 3.50%, due November 30, 2030

Benchmark Yield:	3.775%

Spread to Benchmark:	+160 bps

Yield to Investors:	5.375%

Interest Rate:	5.375% per year, from and including the Settlement Date, to but excluding December 15, 2030 or the date of earlier redemption, payable semi-annually in arrears. From and including December 15, 2030, to but excluding, the Maturity Date or the date of earlier redemption, the interest rate shall reset quarterly to an annual floating rate equal to the Benchmark (which is expected to be the Three-Month Term SOFR) (each as defined in the preliminary prospectus supplement under “Description of the Notes – Interest”), plus 189 basis points, payable quarterly in arrears; provided, however, that if the Benchmark is less than zero, the Benchmark shall be deemed to be zero.

Interest Payment Dates:	June 15 and December 15 of each year through December 15, 2030 and quarterly thereafter on March 15, June 15, September 15, and December 15 of each year through the maturity date or earlier redemption date. The first interest payment will be made on June 15, 2026.

Day Count Convention:	30/360, to but excluding December 15, 2030, and, thereafter, a 360-day year and the number of days actually elapsed.

Price to Public:	100% of the principal amount, plus accrued interest, if any, from and including December 11, 2025.

Use of Proceeds:	WSFS intends to use the net proceeds from this offering to repay $150 million aggregate principal amount of its outstanding senior notes due 2030 and for general corporate purposes.

Optional Redemption:	WSFS may, at its option, beginning with the interest payment date of December 15, 2030 and on any scheduled interest payment date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption. The Notes will not be entitled to the benefit of any sinking fund. The Notes will not be subject to repayment at the option of the holder at any time prior to maturity.

Ranking:	The Notes will be senior unsecured indebtedness of WSFS Financial Corporation, will rank equally with its other senior unsecured indebtedness, senior in right of payment to any of our existing or future obligations that are by their terms expressly subordinated or junior in right of payment to the Notes and will be effectively subordinated to secured indebtedness and structurally subordinated to the indebtedness and other liabilities of its subsidiaries. As of September 30, 2025, WSFS had no outstanding secured debt, $148.8 million in senior unsecured debt and its subsidiaries’ direct borrowings and deposit liabilities totaled approximately $17.4 billion.

Events of Default; Remedies:	The Notes will contain events of default, the occurrence of which may result in the acceleration of WSFS’s obligations under the Notes in certain circumstances.

Certain Covenants:	WSFS will issue the Notes under an indenture and a supplemental indenture, which are collectively referred to as the Indenture between WSFS and U.S. Bank National Association, as the trustee. The Indenture contains covenants that limit: (i) WSFS and WSFS Bank’s ability to sell or otherwise dispose of certain equity securities of WSFS Bank; (ii) WSFS Bank’s ability to issue certain equity securities; (iii) WSFS Bank’s ability to merge or consolidate, or lease, sell, assign or transfer all or substantially all of its assets; and (iv) WSFS and WSFS Bank’s ability to incur debt secured by certain equity securities of WSFS Bank. These covenants are subject to a number of important exceptions, qualifications and limitations.

Listing:	The Notes will not be listed on any national securities exchange or quoted on any automated quotation system. Currently, there is no public trading market for the Notes.

Denominations:	WSFS will issue the Notes only in denominations of $1,000 and integrals of $1,000 in excess thereof.

Further Issuances:	WSFS may, from time to time, without notice to or consent of the holders, increase the aggregate principal amount of the Notes outstanding by issuing additional Notes in the future with the same terms as the Notes, except for the issue date, the issue price, the interest payment accruing prior to the issue date, and the initial interest payment date, and such additional Notes shall be consolidated with the Notes issued in this offering and form a single series.

Trustee:	U.S. Bank Trust Company, National Association

Governing Law:	The Indenture and the Notes will be governed by the laws of the State of New York.

CUSIP/ISIN:	929328 AG7 / US929328AG72

Joint Book-Running Managers:	Piper Sandler & Co. Keefe, Bruyette & Woods, Inc. RBC Capital Markets, LLC

Conflicts of Interest:

The Company and Piper Sandler Companies, the parent company of Piper Sandler & Co., an underwriter for this offering, have two 10% or greater shareholders in common. This is deemed a conflict of interest under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to Rule 5121, Piper Sandler & Co. will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written approval of the customer.

The section entitled “Underwriting” in the Preliminary Prospectus Supplement (as defined below) is hereby renamed “Underwriting (Conflicts of Interest)” and such section is hereby updated to add the foregoing paragraph (with the subheading “Conflicts of Interest”) to such section after the “Other Activities and Relationships” subheading.

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The issuer has filed a registration statement (File No. 333-272862) (including a prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by calling Piper Sandler & Co. toll-free at 866-805-4128 or emailing fsg-dcm@psc.com or by calling Keefe, Bruyette & Woods, Inc. at 1-800-966-1559 or by calling RBC Capital Markets, LLC at 1-866-375-6829.

Capitalized terms used but not defined in this Pricing Term Sheet have the meanings given them in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.